UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number: 001-40818

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

(Exact name of registrant as specified in its charter)

GETNET MERCHANT ACQUISITION AND PAYMENT SERVICES, INC.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A

Condomínio WTORRE JK, Vila Nova Conceição

São Paulo, São Paulo, 04543-011

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___                                          Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______                                          No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______                                          No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______                                          No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

Publicly-Held Company

Corporate Taxpayers’ Registry No. 10.440.482/0001-54

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

In compliance with the Resolution CVM no. 81/2022, we present the Synthetic Voting Map consolidating the voting instructions received from the Bookkeeper, with the identification of the approvals, rejections and abstentions received by each item of the remote voting ballot, referring to the matters to be submitted to the resolution of the Ordinary and Extraordinary General Meetings to be held, jointly, on April 29, 2022, at 2 P.M (BRT).

Bookkepper: Banco Santander (Brasil) S.A. – Acionistas – Escrituração de Ações – Rua Amador Bueno, 474, 2nd floor, Bloco D, Santo Amaro, São Paulo/SP, Brazil, CEP 04752-005.

			Class of Shares and total number of Votes for each Resolution
Item	Resolution - AGO	Votes	Common (ON)	Preferred (PN)
1	To take the management accounts, to examine, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on December 31, 2021, accompanied by the Management Report, the balance sheet, other parts of the financial statements, and external auditors’ opinion	Approval	2.213.548	0
		Reject	1.655	0
		Abstain	32.217	0
2	Allocation of net income for the accounting year of 2021	Approval	2.247.420	0
		Reject	0	0
		Abstain	0	0
3	Ratification of the distribution of interest on equity as approved by the Board of Directors on December 21, 2021 and to amend the amount set forth in the minutes of this Board of Directors’ Meeting	Approval	2.247.420	0
		Reject	0	0
		Abstain	0	0
4	Appointment of a new member of the Company’s Board of Directors	Approval	2.165.878	0
		Reject	81.542	0
		Abstain	0	0

Item	Resolution - AGE	Votes	Common (ON)	Preferred (PN)
1	Proposal for the annual global compensation of the Company’s management and members of Audit Committe and to ratify the global amount distributed to the managers as compensation during the accounting year of 2021	Approval	0	0
		Reject	2.247.420	0
		Abstain	0	0
2	Management proposal for a Stock-based Compensation Plan	Approval	0	0
		Reject	2.247.420	0
		Abstain	0	0
3	Change in the Company’s corporate name in order to include the expression “Instituição de Pagamento” (payment institution) in compliance with Article 5, paragraph 4th of the Brazilian Central Bank Resolution no. 80, of March 25, 2021, with the corresponding amendment to the Article 1st of the Company’s by-laws	Approval	2.247.420	0
		Reject	0	0
		Abstain	0	0
Simple Question	Do you wish to request the establishment of a fiscal council, under the terms of article 161 of Law 6,404, of 1976?	Approval	0	0
		Reject	0	0
		Abstain	2.247.420	2.247.420

Luciano Decourt Ferrari

Investor Relations Vice-President

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2022

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
By: /s/ Luciano Decourt Ferrari
Name: Luciano Decourt Ferrari
Title: Investors Relations Officer